Exhibit 99.1

March 19, 2020

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy's Laboratories announces first-to-market launch of Naloxone Hydrochloride Injection USP, 2 mg/2 mL (1 mg/mL) Single-dose Prefilled Syringe in the U.S. Market.”

This is for your information.

With regards,

Sandeep Poddar

Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code: RDY)

Classification | PUBLIC

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com (Ph: +91-40-49002135)	APARNA TEKURI aparnatekuri@drreddys.com (Ph: +91-40- 49002446)

Dr. Reddy's Laboratories announces first-to-market

launch of Naloxone Hydrochloride Injection USP, 2 mg/2 mL (1 mg/mL)
Single-dose Prefilled Syringe in the U.S. Market

Hyderabad, India, March 19, 2020	For Immediate Release

Hyderabad, India and Princeton, NJ, USA. March 19, 2020— Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, along with its subsidiaries together referred to as “Dr. Reddy’s”) today announced the launch of Naloxone Hydrochloride Injection USP, 2 mg/2 mL (1 mg/mL) Single-dose Prefilled Syringe, a therapeutic equivalent generic version of Narcan® (naloxone hydrochloride) Injection USP, approved by the U.S. Food and Drug Administration (USFDA).

“We are pleased to bring our second product to market that has been designated as a Competitive Generic Therapy (CGT) by the USFDA,” says Marc Kikuchi, Chief Executive Officer, North America Generics, Dr. Reddy’s Laboratories. “With a CGT designation, we have 180-day CGT exclusivity to market this product.”

The Naloxone Hydrochloride Injection USP, 2 mg/2 mL (1 mg/mL) had U.S. sales of approximately $31 million MAT for the most recent twelve months ending in January 2020 according to IQVIA Health*.

Dr. Reddy’s Naloxone Hydrochloride Injection USP, 2 mg/2 mL (1 mg/mL) is available in 2 mL single-dose prefilled syringe.

Please see full prescribing information.

https://www.drreddys.com/pi/Naloxone_Hydrochloride_Injection_PI.pdf

NARCAN® is a trademark of ADAPT Pharma Operations Limited

*IQIA Retail and Non-Retail MAT January 2020

RDY-0320-282

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues.

The company assumes no obligation to update any information contained herein.